

July 19, 2023

Cary Marshall
Chief Financial Officer
Alliance Resource Partners LP
1717 South Boulder Avenue, Suite 400
Tulsa, Oklahoma 74119

      Re: Alliance Resource Partners LP
         Form 10-K for the Fiscal Year ended December 31, 2022
         Filed February 24, 2023
         File No. 000-26823

Dear Cary Marshall:

We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2023 letter.

Form 10-K for the Fiscal Year ended December 31, 2022

Exhibits and Financial Statement Schedules
Exhibit 96.5, page 190

1. We note your response to prior comment 1 proposing to address certain deficiencies in the Tunnel Ridge Mine Technical Report Summary when filing your next annual report, though also expressing the view that Figure 18-1 and Figure 18-2 are "consistent" with Item 1302(e)(12) and Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K, and that Figure 19-1 and Table 19-1 are "responsive" to Item 1302(e)(11) and Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

   We see that you have nevertheless included tabulations with the capital and operating cost estimates among the revisions proposed though have not agreed to include tabulations with the annual cash flow forecasts based on your annual production schedule for the life of the project and therefore we partially reissue the comment. While we do not object to inclusion of the various graphical illustrations referenced in your response, we do not regard such illustrations alone, without tabulations of the corresponding numerical data, as providing an adequate level of detail or precision for the information that is required.

We continue to believe that you will need to obtain and file a Technical Report Summary that presents the annual cash flow forecasts and related line item details in a tabular format, similar to Table 19.1 in the July 2022 version of the report, in order to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

 You may contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller, Branch Chief, at 202-551-3686 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation